

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2013

<u>Via E-Mail</u>
Mr. Bret D. Scholtes
President and Chief Executive Officer
Omega Protein Corporation
2105 City West Blvd., Suite 500
Houston, Texas 77042-2838

      Re: Omega Protein Corporation
                Form 10-K for the Fiscal Year ended December 31, 2012
                Filed March 5, 2013
                Form 10-Q for the Fiscal Quarter ended June 30, 2013
                Filed August 6, 2013
                File No. 001-14003

Dear Mr. Scholtes:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2012</u>

<u>Company Overview, page 4</u>

<u>Menhaden Fishing, page 4</u>

1.   We note your disclosure in your Form 10-K for the year ended December 31, 2008 that you owned a fleet of 58 fishing vessels for use in your fishing operations. We further note from disclosures in your subsequent annual reports on Form 10-K that the vessel count reflects a declining trend, such that as of December 31, 2012 the vessel count is 43, representing a 26% decline. During the same timeframe, the unamortized balance of your fishing vessels increased from $99.7 million as of December 31, 2008 to $103.8 million

as of December 31, 2012. Lastly, we note that the utilization rate of the fleet used in the Gulf of Mexico remained constant at approximately 60% and the remaining fleet of fishing vessels and spotter aircraft are not routinely operated during the fishing season. To help us understand these trends, please address the following:

- For each of your fishing vessels, tell us the year of initial service and provide a roll forward of capitalized costs and related accumulated depreciation for each of the four years ended December 31, 2012. Each rollforward should include the annual incremental capitalized costs, and specifically identify additions, and reductions due to retirements, sales, vessels lost at sea, and other impairments;

- Provide a detailed analysis of the costs associated with replacements and improvements of fishing vessels and tell us how these activities appreciably extend the useful life, increase the earning capacity, or improve the efficiency of the vessels;

- When replacement components of the fishing vessels are significant in cost and have shorter lives than the basic unit, tell us if depreciation is provided by component or some other methodology; and

- With respect to the fishing vessels and spotter aircraft that are not routinely operated during the fishing season, tell us how you depreciate these idled vessels and specify the extent to which those vessels have been utilized in your fishing operations in each of the three years ended December 31, 2012.

Restricted Stock, page 74

2.   We note your disclosure that restricted shares are considered outstanding on the date granted and included in the basic earnings per share calculation. We further note that non-vested shares are forfeited upon the termination of employment. Please clarify how you determined that inclusion of the non-vested restricted shares in the calculation of basic earnings per share is consistent with FASB ASC 260-10-45-13.

Form 10-Q for the Fiscal Quarter ended June 30, 2013

Note 12 - Commitments and Contingencies, page 17

3.   We note that certain press reports indicate that you are a defendant in a lawsuit styled "Hebert v. Omega Protein, Inc. et al" whereby the plaintiffs are seeking monetary damages for the alleged wrongful death of your former employee. Please refer to FASB ASC 450-20-50-1 through 50-5 and tell us how you determined that disclosure of this contingency was not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief